ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 14

INSURED		BOND NUMBER

Neuberger Berman Management LLC		87164110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 10, 2010	April 30, 2010 to April 30, 2011	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Neuberger Berman Intrinsic Value Fund , a series of:
    Neuberger Berman Equity Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.